CHRYSLER GROUP LLC

CG CO-ISSUER INC.

AUTODIE LLC

CHRYSLER GROUP INTERNATIONAL LLC

CHRYSLER GROUP INTERNATIONAL SERVICES LLC

CHRYSLER GROUP REALTY COMPANY LLC

CHRYSLER GROUP SERVICE CONTRACTS LLC

CHRYSLER GROUP TRANSPORT LLC

GLOBAL ENGINE MANUFACTURING ALLIANCE LLC

1000 Chrysler Drive

Auburn Hills, Michigan 48326

April 1, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chrysler Group LLC (the “Company”)
Registration Statement on Form S-4 (File No. 333-194654)

Ladies and Gentlemen:

In connection with the registration statement on Form S-4 (File No. 333-194654) of the Company, CG Co-Issuer Inc. (together with the Company, the “Issuers”) and Autodie LLC, Chrysler Group International LLC, Chrysler Group International Services LLC, Chrysler Group Realty Company LLC, Chrysler Group Service Contracts LLC, Chrysler Group Transport LLC and Global Engine Manufacturing Alliance LLC (collectively, the “Guarantors”) relating to exchange offers of $1,375,000,000 of the Issuers’ 8% Secured Senior Notes due 2019 issued on February 7, 2014 (the “Old 2019 Notes”) and $1,380,000,000 of the Issuers’ 8 1⁄4% Secured Senior Notes due 2021 issued on February 7, 2014 (the “Old 2021 Notes,” and together with the Old 2019 Notes, the “Old Notes”) and the guarantees of each of the Guarantors of such Old Notes (the “Old Guarantees” and, together with the Old Notes, the “Old Securities”), previously issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), the Issuers and the Guarantors hereby make the following representations to the Commission:

1.	The Issuers and the Guarantors are registering under the Securities Act the 8% Secured Senior Notes due 2019 (the “New 2019 Notes”) and the 8 1⁄4% Secured Senior Notes due 2021 of the Issuers (the “New 2021 Notes” and, together with the New 2019 Notes, the “New Notes”) and the guarantees of each of the Guarantors of such New Notes (the “New Guarantees” and, together with the New Notes, the “New Securities”), to be offered in the exchange offers (the “Exchange Offers”) in reliance on the staff’s position in Shearman & Sterling (available July 2, 1993), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holding Corporation (available May 13, 1988) (collectively, the “Exxon Capital Letters”); and

Securities and Exchange Commission	-2-

2.	Neither of the Issuers nor any of the Guarantors has entered into any arrangement or understanding with any person to distribute the New Securities to be received in the Exchange Offers and, to the best of the Issuers’ information and belief, each person participating in the Exchange Offers is acquiring the New Securities in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Securities to be received in the Exchange Offers. In this regard, the Issuers and the Guarantors will make each person participating in the Exchange Offers aware (through the prospectus relating to the Exchange Offers or otherwise) that any securityholder using the Exchange Offers to participate in a distribution of the New Securities (a) may not rely on the staff’s position in the Exxon Capital Letters or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuers and the Guarantors acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Issuers and the Guarantors will also include in the letter of transmittal (or similar documentation to be executed by each person participating in the Exchange Offers) disclosure that by accepting an Exchange Offer each holder (including any broker-dealer) of the Old Securities represents to the Company that it is not an affiliate of the Company, that the New Securities will be acquired in the ordinary course of business, and that such holder is not engaged in, and does not intend to engage in, a distribution of the New Securities to be received in the Exchange Offers. If a broker-dealer holds Old Securities for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of securities to be received in the Exchange Offers.

Securities and Exchange Commission	-3-

If you have any questions, please contact the undersigned at (248) 512-3990 or Scott D. Miller of Sullivan & Cromwell LLP at (212) 558-3109.

Yours truly,

/s/ Marjorie H. Loeb

Marjorie H. Loeb
Senior Vice President, General Counsel and Secretary

cc:	J. Nolan McWilliams, Esq.

Sonia Bednarowski, Esq.

(Securities and Exchange Commission)

Scott D. Miller

(Sullivan & Cromwell LLP)